jjenkins@calfee.com 216.622.8507 Direct
Calfee, Halter & Griswold LLP Attorneys at Law 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 216.622.8200 Phone
216.241.0816 Fax www.calfee.com

September 15, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 7010

Washington, D.C. 20549

Re:	The J. M. Smucker Company

Registration Statement on Form S-4

File No. 333-152451

Ladies and Gentlemen:

On behalf of The J. M. Smucker Company (“Smucker”), we are transmitting for filing via the EDGAR system Amendment No. 2 to the above-captioned Registration Statement (“Amendment No. 2”). Amendment No. 2 has been marked to indicate the changes to the Registration Statement from Amendment No. 1 to the Registration Statement filed on August 7, 2008, in accordance with the provisions of Rule 310 of Regulation S-T. The changes reflected in Amendment No. 2 include conforming changes based on the changes included in Smucker’s revised preliminary Proxy Statement filed on September 2, 2008 and definitive Proxy Statement filed on September 4, 2008 (the “Proxy Statement”). The Folgers Coffee Company (“Folgers”) is also today filing an amendment to its Form S-4/Form S-1 Registration Statement (the “Folgers Amendment”) responding to the comments that it received from the staff and reflecting conforming changes based on the changes to the Proxy Statement and Amendment No. 2.

This letter also responds to the comments on the above-captioned Registration Statement which were issued in your letter dated August 28, 2008. For your convenience, we have repeated your comments in italics followed by our supplemental response.

SEC Comment #1:

Please ensure consistency of disclosure throughout the documents filed on behalf of The J. M. Smucker Company (“Smucker”) and The Folgers Coffee Company (“Folgers”). Where comments on a particular filing’s disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Cleveland	Columbus

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

September 15, 2008

Response:

Smucker acknowledges the staff’s comment. The revisions made by Smucker to the Proxy Statement have been made to the corresponding sections of Amendment No. 2, and Smucker has worked jointly with Folgers to ensure that appropriate revisions have also been made to the Folgers Amendment.

SEC Comment #2:

Please continue to monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Response:

Smucker acknowledges the staff’s comment. On August 28, 2008, The Procter & Gamble Company (“P&G”) filed its Annual Report on Form 10-K which included financial statements for the fiscal year ended June 30, 2008 and, on September 9, 2008, Smucker filed its Quarterly Report on Form 10-Q which included financial statements for the fiscal quarter ended July 31, 2008, all of which have been incorporated by reference into Amendment No. 2. Additionally, Amendment No. 2 has been revised to include: (i) audited financial statements of Folgers for the fiscal year ended June 30, 2008, (ii) updated pro forma financial data of Smucker for the fiscal quarter ended July 31, 2008 and (iii) updated summary and selected historical financial data of Folgers and P&G for the fiscal year ended June 30, 2008 and Smucker for the fiscal quarter ended July 31, 2008. Smucker will further update the financial statements included in the subsequent filings if required by Rule 3-12 of Regulation S-X.

SEC Comment #6:

We note your response to prior comment 4 and remind you to file all exhibits as soon as practicable. Because the receipt of the tax opinions by Smucker and P&G is a waivable condition to the proposed transactions, we would expect that the executed versions of the opinions will be filed before effectiveness. In addition, we remind you to file an executed opinion regarding legality of the shares before requesting acceleration of effectiveness.

Response:

Smucker has filed an executed opinion regarding the legality of the shares as Exhibit 5.1 to Amendment No. 2 and has filed revised forms of the tax opinions as Exhibits 8.1 and 8.2 to Amendment No. 2. Smucker will file executed versions of the tax opinions in a subsequent amendment to the Registration Statement to be filed prior to requesting acceleration of effectiveness. Smucker has also filed the Form of Letter of Transmittal, Form of Notice of Guaranteed Delivery, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Form of Notice of Withdrawal to be used in connection with the exchange offer as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, to Amendment No. 2. Other than executed versions of the tax opinions, Smucker does not currently anticipate filing any other exhibits to the Registration Statement.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

September 15, 2008

SEC Comment #7:

Exhibits 8.1 and 8.2

Please obtain and file revised opinions that do not suggest that shareholders may not rely on each opinion.

Response:

Smucker has filed revised forms of the tax opinions as Exhibits 8.1 and 8.2 to Amendment No. 2 in response to the staff’s comment.

SEC Comment #8:

Exhibit 8.2

We note the reference in this exhibit to counsel’s reliance on the accuracy and completeness of the facts, information, representations, covenants and agreements of, among other things, the “Other RMT Agreements” and the “TMA Side Letter.” Please obtain and file a revised opinion that describes these agreements in such detail as is necessary for a reader to understand to which the agreements the opinion makes reference.

Response:

Smucker has filed a revised form of the tax opinion as Exhibit 8.2 to Amendment No. 2 in response to the staff’s comment.

SEC Comment #9:

Exhibit 8.2

So that we may consider the assumptions set forth in the opinion, please provide, on a supplemental basis, copies of the “letter to P&G from Blackstone Group” and the “Representation Letters.”

Response:

P&G has advised us that, in accordance with its conversation with the staff on September 10, 2008, P&G has supplementally provided the staff with information regarding the Representation Letters. P&G has also advised us that the tax opinion of Cadwalader, Wickersham & Taft LLP has been revised such that it no longer relies upon the letter to P&G from the Blackstone Group referenced in the staff’s comment. Accordingly, our understanding is that the supplemental information provided to the staff by P&G relates only to the Representation Letters.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

September 15, 2008

Smucker acknowledges the staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.

Clean and marked copies of Amendment No. 2, together with the exhibits thereto are being furnished to each of Mr. Cannarella, Ms. Davis, Ms. Nicholson and Ms. Parker of the staff.

Should you require any further information from Smucker or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned or, in my absence, Kristofer Spreen ((216) 622-8826, kspreen@calfee.com).

Very truly yours,

/s/ John J. Jenkins
John J. Jenkins

cc:	Richard Smucker

Timothy Smucker

Mark Belgya

Ann Harlan

E.J. Wunsch

Kristofer Spreen